Helping the world recycle

RECEIVED

2008 JUN 25 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-03334

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
U.S.A.

[redacted]

08003417

Asker, 17 June 2008

SUPPL

Dear Sir/Madam,

Please find enclosed copies of recent stock exchange announcements by Tomra Systems ASA. The information is furnished as part of our ongoing obligations pursuant to Rule 12g3-2(b).

Best regards

PROCESSED
JUN 26 2008
THOMSON REUTERS

Ragnhild Ringheim
Investor Relations Coordinator
Tomra Systems ASA
P.O. Box 278
N-1372 Asker
Norway

dlw 6/25

From: ASK-IR
Sent: 13. juni 2008 13:01
To: ASK-IR
Subject: Tomra Systems (NO) - TOMRA - Order from Denmark

TOMRA
Helping the world recycle

Published: 13:00 13.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

TOMRA - Order from Denmark

In connection with the introduction of deposit on non-refillable plastic bottles in Denmark, DRS (Dansk Retur System) has placed an additional order of 150 Compactors, which will be delivered during 2008. At year-end Tomra compactors will be present in more than 1000 stores.

TOMRA has also entered into an agreement with COOP for implementation of donation functionality to 1200 machines in all COOP owned stores in Denmark. As part of a full service agreement, the RVM will be on-line connected to TOMRA.

COOP Denmark will by this be the first national retailer to introduce a nationwide donation possibility on their RVMs.

For further comments, please contact Amund Skarholt (+47 97 55 94 25).

Asker, 13 June 2008
Tomra Systems ASA

This press release was brought to you by Tomra

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RECEIVED
2008 JUN 25 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

From: ASK-IR
Sent: 13. juni 2008 20:14
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 20:14 13.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 207,900 own shares at an average price of NOK 36.29 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,622,016 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

RECEIVED
2008 JUN 25 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 13 June 2008
Tomra Systems ASA

This press release was brought to you by Tomra

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From: ASK-IR
Sent: 12. juni 2008 21:22
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 21:21 12.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 85,000 own shares at an average price of NOK 35.25 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,414,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

RECEIVED
2008 JUN 25 A

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 12 June 2008
Tomra Systems ASA

This press release was brought to you by Tomra

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From: ASK-IR
Sent: 10. juni 2008 23:46
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 23:45 10.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 190,000 own shares at an average price of NOK 34.53 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,329,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 10 June 2008
Tomra Systems ASA

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From:	ASK-IR
Sent:	6. juni 2008 23:40
To:	ASK-IR
Subject:	Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

RECEIVED
2008 JUN 25 A 9:4
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

TOMRA
Helping the world recycle

Published: 23:40 06.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 55,000 own shares at an average price of NOK 36.85 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,139,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6 June 2008
Tomra Systems ASA

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From: ASK-IR
Sent: 4. juni 2008 23:27
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 23:27 04.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 103,000 own shares at an average price of NOK 36.86 per share at Oslo Stock Exchange. After this transaction Tomra holds 11,084,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 4 June 2008
Tomra Systems ASA

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From:	ASK-IR
Sent:	3. juni 2008 16:58
To:	ASK-IR
Subject:	Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 16:57 03.06.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 40,000 own shares at an average price of NOK 37.01 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,981,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 3 June 2008
Tomra Systems ASA

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From: ASK-IR
Sent: 30. mai 2008 21:03
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

RECEIVED
2008 JUN 25 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TOMRA
Helping the world recycle

Published: 21:02 30.05.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 491,000 own shares at an average price of NOK 36.66 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,941,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 30 May 2008
Tomra Systems ASA

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

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From: ASK-IR
Sent: 28. mai 2008 16:43
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 16:42 28.05.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 113,000 own shares at an average price of NOK 37.30 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,450,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 28 May 2008
Tomra Systems ASA

This press release was brought to you by Tomra

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From: ASK-IR
Sent: 28. mai 2008 00:02
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 00:01 28.05.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 146,800 own shares at an average price of NOK 36.43 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,337,116 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 27 May 2008
Tomra Systems ASA

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OSLO BØRS - NewsWeb

Norsk

Issuer	--- all ---	Category	--- all ---	Hide non-regulatory press releases	
IssuerID		From date	26.05.2008	Show only OAM announcements.	
Instrument		To date	26.05.2008	Show only last verison of announcement	
Market	--- all ---				

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Message 211136	
Date/Time	22.05.2008 13:53:21
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PRIMARY INSIDER TRADE
Text	

Hege Marie Norheim, Member of the Board of Tomra Systems ASA, has today bought
5,150 shares in TOMRA at a share price of NOK 37.25. After this transaction Hege Marie
Norheim holds 6,150 shares in TOMRA.

Asker, 22 May 2008
Tomra Systems ASA

Read our disclaimer and copyright notice

OSLO BØRS - NewsWeb

Norsk

Issuer --- all --- Category --- all --- Hide non-regulatory press releases
IssuerID From date 26.05.2008 Show only OAM announcements.
Instrument To date 26.05.2008 Show only last verison of announcement
Market --- all ---

Search
Empty search

Message 211293	
Date/Time	25.05.2008 20:17:11
Issuer	Tomra Systems ASA
Instrument	
Market	Oslo Børs
Category	MELDEPLIKTIG HANDEL
Corrected	Not corrected
Disclosure required	Mandatory notifications OAM announcement
Vedlegg	Ingen vedlegg funnet
Title	PURCHASE OF TREASURY SHARES
Text	

Tomra Systems ASA has today purchased 95,000 own shares at an average price of NOK 38.18 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,190,316 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23 May 2008
Tomra Systems ASA

Read our disclaimer and copyright notice

RECEIVED
2008 JUN 25 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

From: ASK-IR
Sent: 25. mai 2008 20:17
To: ASK-IR
Subject: Tomra Systems (NO) - PURCHASE OF TREASURY SHARES

TOMRA
Helping the world recycle

Published: 20:16 25.05.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PURCHASE OF TREASURY SHARES

Tomra Systems ASA has today purchased 95,000 own shares at an average price of NOK 38.18 per share at Oslo Stock Exchange. After this transaction Tomra holds 10,190,316 treasury shares, of which 9,670,139 will be amortized in accordance with the resolution from the shareholders meeting 23 April 2008.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 23 May 2008
Tomra Systems ASA

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

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From: ASK-IR
Sent: 22. mai 2008 13:53
To: ASK-IR
Subject: Tomra Systems (NO) - PRIMARY INSIDER TRADE

TOMRA
Helping the world recycle

Published: 13:52 22.05.2008 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

PRIMARY INSIDER TRADE

Hege Marie Norheim, Member of the Board of Tomra Systems ASA, has today bought 5,150 shares in TOMRA at a share price of NOK 37.25. After this transaction Hege Marie Norheim holds 6,150 shares in TOMRA.

Asker, 22 May 2008
Tomra Systems ASA

This press release was brought to you by Tomra

To unsubscribe, please go to: http://www.tomra.com/default.asp?V_ITEM_ID=381&action=unsubscribe

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END